UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 1
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)
Date of end of last fiscal year: December 31, 2008

SIGNATURE
EXHIBIT INDEX
EX-99.V: CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANTS
EX-99.VI: UNAUDITED CONSOLIDATED AND UNCONSOLIDATED SUMMARY BALANCE SHEET
EX-99.VII: INCREASE IN REGISTRANT'S BORROWING PROGRAMME FOR 2009

SECURITIES REGISTERED
(as of December 31, 2008)

	Amount as to Which
	Registration is	Names of Exchanges on
Title of Issue	Effective	Which Registered
4.875% Notes due January 17, 2017	$3,000,000,000	NYSE

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (the “Annual Report”) as follows:
     The following additional exhibits are added to the Annual Report:

Exhibit V:	Change in registrant’s certifying accountants.

Exhibit VI:	Unaudited Consolidated and Unconsolidated Summary Balance Sheet as at 30 June 2009, Profit and Loss Account for the period ended 30 June 2009 and Cash Flow Statement as at 30 June 2009.

Exhibit VII:	Increase in registrant’s borrowing programme for 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 28th day of August, 2009.

EUROPEAN INVESTMENT BANK (Name of registrant)
by	/s/ Eila Kreivi
Eila Kreivi
Head of Division Capital Markets

by	/s/ Sandeep Dhawan
Sandeep Dhawan
Managerial Adviser Deputy Head of Funding

by	/s/ John Bruton
John Bruton
Head of Delegation of the European Commission to the United States

EXHIBIT INDEX

Exhibit	Document
V	Change in registrant’s certifying accountants.

VI	Unaudited Consolidated and Unconsolidated Summary Balance Sheet as at 30 June 2009, Profit and Loss Account for the period ended 30 June 2009 and Cash Flow Statement as at 30 June 2009.

VII	Increase in registrant’s borrowing programme for 2009.